UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

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SEC FILE NUMBER
333-49957-01

CUSIP NUMBER

(Check one): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR

     For Period Ended:      November 30, 2004

     ☐ Transition Report on Form 10-K

     ☐ Transition Report on Form 20-F

     ☐ Transition Report on Form 11-K

     ☐ Transition Report on Form 1O-Q

     ☐ Transition Report on Form N-SAR

     For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

     EaglePicher Holdings, Inc. (see table of additional registrants attached to this Form 12b-25)

Full Name of Registrant

Former Name if Applicable

     3402 E. University Dr.

Address of Principal Executive Office (Street and Number)

     Phoenix, AZ 85034

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We are unable to timely file our Form 10-K for the fiscal year ended November 30, 2004 due to the following two reasons: (a) we have engaged a third-party valuation firm to complete a review of our Hillsdale Segment goodwill for possible impairment and the report from this firm has not been completed, and (b) on February 28, 2005 we completed negotiations and entered into a forbearance agreement with our bank group concerning our non-compliance with certain financial covenants as of November 30, 2004. Because this forbearance agreement does not extend to the end of our 2005 fiscal year, our auditors have indicated that their report will state that there is substantial doubt about our ability to continue as a going concern. This in turn will require us to reclassify all of our senior secured credit facility as a current liability. The results of these matters will materially affect the basis of presentation and disclosures in both our financial statements and the narrative disclosures in the forepart of the Form 10-K. These issues could not be eliminated without unreasonable effort or expense. We expect to complete and file our Form 10-K on or about March 15, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dave M. Gomez	(602)	794-9519

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our net loss for the fiscal year ended November 30, 2004 will be approximately $25 million if no goodwill impairment charge is required to be recorded for our Hillsdale segment, and could be up to approximately $60 million if all $35 million of goodwill related to our Hillsdale segment is impaired, compared to a net loss applicable to common shareholders of $9.4 million in 2003. The increase in our net loss is primarily the result of reduced operating performance at our Hillsdale segment, start-up operating losses to support a joint venture in our Commercial Power segment, insurance gains recorded in 2003, and a possible impairment of our Hillsdale segment’s goodwill which might be recorded in 2004.

EaglePicher Holdings, Inc., EaglePicher Incorporated
Carpenter Enterprises, Inc., Daisy Parts, Inc., Eagle-Picher Far East, Inc.
EaglePicher Filtration & Minerals, Inc., EaglePicher Automotive, Inc.
EaglePicher Pharmaceutical Services, LLC
(Name of Registrant(s) as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 1, 2005	By:	/s/ Thomas R. Pilholski

Senior Vice President and Chief Financial Officer

EaglePicher Technologies, LLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 1, 2005	By:	/s/ Shane Dryanski

Vice President and Chief Financial Officer

TABLE OF ADDITIONAL REGISTRANTS

I.R.S. EMPLOYER
	STATE OR JURISDICTION OF	IDENTIFICATION
NAME OF REGISTRANT	INCORPORATION OR ORGANIZATION	NUMBER
EaglePicher Incorporated	Ohio	31-0268670
Carpenter Enterprises, Inc.	Michigan	38-2752092
Daisy Parts, Inc.	Michigan	38-1406772
Eagle-Picher Far East, Inc.	Delaware	31-1235685
EaglePicher Filtration & Minerals, Inc.	Nevada	31-1188662
EaglePicher Technologies, LLC	Delaware	31-1587660
EaglePicher Automotive, Inc.	Michigan	38-0946293
EaglePicher Pharmaceutical Services, LLC	Delaware	74-3071334

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